OD
9/12/13

SEC Mail Processing Section
RECEIVED
AUG 2 8 2013
WASH, D.C.
193

13014449

SECURI... SION

RECEIVED
2013 AUG 28 PM 3:03
SEC / TM

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 26128

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/12 (MM/DD/YY) AND ENDING 06/30/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Liberty Investment Counsel. Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

815 Genesee Street
(No. and Street)

Delafield	WI	53018
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard C. Peterson (262) 388-0902
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Walkowicz, Boczkiewicz & Co. S.C.
(Name – *if individual, state last, first, middle name*)

1800 E. Main Street, Suite 100	Waukesha	WI	53186
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OD
9/20/13
KW
9/16/13

OATH OR AFFIRMATION

I, Richard C. Peterson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Liberty Investment Counsel, Ltd., as of June 30, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Liberty Investment Counsel, Ltd.

Annual Report

June 30, 2013

Table of Contents

WALKOWICZ,
BOCZKIEWICZ & CO., S.C.

CERTIFIED PUBLIC ACCOUNTANTS
1800 East Main Street, Suite 100
Waukesha, Wisconsin 53186-3902

EDWARD J. WALKOWICZ, CPA
VALORIE A. BOCZKIEWICZ, CPA
ROXANN V. COWAN, CPA
SHANNON M. ROSZAK, CPA
MICHELLE A. SCHKERYANTZ, CPA
WILL A. SILVERS, CPA
CHRISTOPHER P. OLSON, CPA
WENDY L. HANSON

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Liberty Investment Counsel, Ltd.

Report on the Financial Statements

We have audited the accompanying statements of financial condition of Liberty Investment Counsel, Ltd. (the Company) as of June 30, 2013 and June 30, 2012, and the related statements of loss, changes in stockholders' equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with accounting standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Phone: (262) 548-0444 Fax: (262) 548-0935 Web Page: www.wbcosc.com Email: edw@wbcosc.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Liberty Investment Counsel, Ltd. as of June 30, 2013 and June 30, 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the accompanying computation of net capital and aggregate indebtedness schedule is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the computation of net capital and aggregate indebtedness schedule has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the computation of net capital and aggregate indebtedness schedule is fairly stated in all material respects in relation to the financial statements as a whole.

Wollaeger, Boglarsky & Co. S.C.

Waukesha, Wisconsin
August 21, 2013

Liberty Investment Counsel, Ltd.
Statements of Financial Condition
June 30, 2013 and 2012

Assets

	2013	2012
Current Assets:		
Cash	$ 7,522	$ 7,852
Commissions receivable	2,257	3,000
Prepaid expenses	1,287	1,570
Total Current Assets	11,066	12,422
Other Assets:		
Deferred tax asset	1,526	1,368
Total Assets	$ 12,592	$ 13,790

Liabilities and Stockholder's Equity

	2013	2012
Current Liabilities:		
Commissions payable	$ 2,032	$ 2,700
Total Current Liabilities	2,032	2,700
Stockholder's Equity:		
Common stock	12,000	12,000
Less: Treasury stock	(6,000)	(6,000)
Retained earnings	4,560	5,090
Total Stockholder's Equity	10,560	11,090
Total Liabilities and Stockholder's Equity	$ 12,592	$ 13,790

See notes to financial statements.

Liberty Investment Counsel, Ltd.
Statements of Loss
For the Years Ended June 30, 2013 and 2012

	2013	2012
Revenue:		
Commissions	$ 54,764	$ 57,213
Expenses:		
Accounting	4,105	4,000
Bank service charges	-	44
Commissions to brokers	47,367	48,105
Office	21	-
Registration and license fees	3,959	4,422
Rent	-	1,200
Workers' compensation and bond insurance	-	729
Total Expenses	55,452	58,500
Net Loss From Operations	(688)	(1,287)
Other Income:		
Miscellaneous	-	993
Income tax deferred tax credit	158	67
Net Loss	$ (530)	$ (227)

See notes to financial statements.

Liberty Investment Counsel, Ltd.
Statements of Changes in Stockholder's Equity
For the Years Ended June 30, 2013 and 2012

	Common Stock	Additional Paid in Capital	Retained Earnings	Treasury Stock	Total Stockholder's Equity
Balance, June 30, 2011	$ 12,000	$ -	$ 5,317	$ (6,000)	$ 11,317
Net Loss	-	-	(227)	-	(227)
Balance, June 30, 2012	12,000	-	5,090	(6,000)	11,090
Net Loss	-	-	(530)	-	(530)
Balance, June 30, 2013	$ 12,000	$ -	$ 4,560	$ (6,000)	$ 10,560

See notes to financial statements.

Liberty Investment Counsel, Ltd.
Statements of Cash Flows
For the Years Ended June 30, 2013 and 2012

	2013	2012
Cash Flows from Operating Activities:		
Net Loss	$ (530)	$ (227)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities:		
Deferred income tax credit	(158)	(67)
(Increase) decrease in assets:		
Commissions receivable	743	188
Prepaid expenses and fees	283	(504)
Decrease in liabilities:		
Commissions payable	(668)	(169)
Net Cash Used in Operating Activities	(330)	(779)
Net Decrease in Cash	(330)	(779)
Cash - Beginning of year	7,852	8,631
Cash - End of year	$ 7,522	$ 7,852
Supplementary Disclosures of Cash Flow Information:		
Cash paid during the period for:		
Interest	$0	$0
Income taxes	$0	$0

See notes to financial statements.

Liberty Investment Counsel, Ltd.
Notes to Financial Statements
June 30, 2013 and 2012

Note 1 - Summary of Significant Accounting Policies

This summary of significant accounting policies is presented to assist in understanding Liberty Investment Counsel, Ltd's. (the Company's) financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Business Activity

The Company was incorporated in the State of Wisconsin on April 14, 1981. The Company is registered with the Securities and Exchange Commission and it is a member of the Financial Industry Regulatory Authority, or "FINRA" (created in 2007 through the consolidation of the National Association of Securities Dealers, Inc. ("NASD") and the member regulation, enforcement and arbitration operations of the New York Stock Exchange) and (ii) the Securities Investors Protection Corporation ("SIPC"). The Company's principal business activities consist of the sale of stocks, bonds, options, mutual funds, CD's, annuities and private placements.

Income Taxes

The Company has federal and state net operating loss carry forwards as of June 30, 2013 that will expire over the following years:

Year Ending June 30	Amount
2028	$ 103
2029	1,048
2030	162
2031	294
2032	530
Total	$ 2,137

The Company has a deferred tax asset of approximately $1,526 due to these net operating loss carry forwards.

The Company also has a contribution carryover of $4,650 that will expire on June 30, 2027.

The Company is no longer subject to U.S. federal income tax examinations for years ending before June 30, 2010. In addition, the Company is no longer subject to Wisconsin income tax examinations for years ending before June 30, 2009.

Liberty Investment Counsel, Ltd.
Notes to Financial Statements
June 30, 2013 and 2012

Note 1 - Summary of Significant Accounting Policies (cont'd)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2 - Net Capital Requirements

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Uniform Net Capital Rule, which required the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2013, the Company's net capital and required net capital were $5,000 and $5,000, respectively. The ratio of aggregate indebtedness to net capital was 37.01%.

Note 3 - Common Stock

As of June 30, 2013, common stock consisted of 3,000 authorized, 3,000 issued and outstanding no par value shares.

Note 4 - Filing Requirements

There were no liabilities subordinated to claims of creditors during the year ended June 30, 2013. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

Note 5 - Treasury Stock

On February 28, 1982, the Company acquired 1,500 of the 3,000 issued and outstanding shares of common stock at a cost of $6,000.

Note 6 - Related Parties

During the year, the owner of the Company was paid $20,800 in commissions.

Note 7 - Subsequent Events

The Company has reviewed the results of operations for the period of time from its year ended June 30, 2013 through August 21, 2013, the date which the financial statements were available to be issued. It has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Liberty Investment Counsel, Ltd.
Computation of Net Capital and Aggregate Indebtedness
For the Year Ended June 30, 2013

		2013
Net Capital Computation		
Stockholder's equity at year end	$	10,560
Deductions:		
Nonallowable assets:		
Commissions receivable		(2,257)
Other assets		(1,526)
Prepaid expense		(1,287)
Net Capital	$	5,490
Computation of Basic Net Capital Requirement		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	135
Minimum dollar net capital requirement	$	5,000
Net capital requirement	$	5,000
Computation of Aggregate Indebtedness		
Total liabilities	$	2,032
Aggregate Indebtedness	$	2,032
Percentage of Aggregate Indebtedness to Net Capital		37.01%
Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5 as of June 30):		
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$	7,714
Net changes per audit:		
12b(1) fees in accounts receivable/other		(2,257)
Prepaid expenses and other assets		125
Prior year unrecorded audit adjustments		(92)
Net Capital Per Above	$	5,490

WALKOWICZ,
BOCZKIEWICZ & CO., S.C.

CERTIFIED PUBLIC ACCOUNTANTS
1800 East Main Street, Suite 100
Waukesha, Wisconsin 53186-3902

EDWARD J. WALKOWICZ, CPA
VALORIE A. BOCZKIEWICZ, CPA
ROXANN V. COWAN, CPA
SHANNON M. ROSZAK, CPA
MICHELLE A. SCHKERYANTZ, CPA
WILL A. SILVERS, CPA
CHRISTOPHER P. OLSON, CPA
WENDY L. HANSON

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Board of Directors,
Liberty Investment Counsel, Ltd.

In planning and performing our audit of the financial statements of Liberty Investment Counsel, Ltd. (the Company), as of and for the year ended June 30, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Phone: (262) 548-0444 Fax: (262) 548-0935 Web Page: www.wbcosc.com Email: edw@wbcosc.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously. However, our study and evaluation disclosed that a lack of segregation of functions exists. Although this condition may be considered to be a material weakness in internal control, it is a common condition in entities of this size. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Liberty Investment Counsel, Ltd. as of and for the year ended June 30, 2013, and this report does not affect our report thereon dated August 21, 2013. In addition, no facts came to our attention which would indicate the Company was not in compliance with its type k(2)(i) exemption from the requirements of SEC Rule 15c3-3. However, it should be noted that our examination was not directed primarily toward obtaining knowledge of such noncompliance.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wallmin, Bogtung & Co. S.C.

Waukesha, Wisconsin
August 21, 2013